UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BLUE OWL CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

BLUE OWL CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Blue Owl Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 19, 2023, as amended by Amendment No. 1 (“Amendment No. 1”) thereto, filed with the Commission on June 29, 2023 (the “Schedule TO”) by Blue Owl Capital Corporation II (f/k/a Owl Rock Capital Corporation II), a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock”) that can be purchased with $10,000,000 at a price equal to $8.96 per Share (which reflects the Company’s price per Share in effect for purposes of issuing Shares pursuant to the Company’s distribution reinvestment plan as of June 27, 2023).

In Amendment No. 1, the Company reported that 3,670,134 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, and that, pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, the Company repurchased all such 3,670,134 Shares at a price equal to $8.96 per Share for an aggregate purchase price of approximately $32,884,402.

However, due to a third party administrative error in connection with processing the shares tendered for repurchase, 340,753 shares (the “Additional Shares”) that were validly tendered were not reported to the Company for repurchase. The Company and its transfer agent subsequently arranged for the repurchase of the Additional Shares in accordance with the terms of the Offer.

Consequently, the Company now files this Amendment No. 2 to report that as of the date hereof and in accordance with the terms of the Offer and Rule 13e-4(f)(1)(II), the Company has repurchased a total of 4,010,887 Shares in connection with the Offer at a price equal to $8.96 per Share (the Company’s net asset value per Share as of June 27, 2023), for an aggregate purchase price of approximately $35,937,547.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2023

BLUE OWL CAPITAL CORPORATION II

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Operating Officer